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                                                                    EXHIBIT 99.2

                                                                     [LOGO(TIW)]

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

                      TIW PROCEEDS WITH SHARE CONSOLIDATION

MONTREAL, CANADA, JUNE 25, 2003 - Telesystem International Wireless Inc. ("TIW") announces it has amended its share capital and is sending the letters of transmittal to shareholders to implement the one for five (1:5) consolidation of its common shares. TIW expects the shares to be posted for trading on a consolidated basis at the market opening on June 30, 2003. TIW shares will continue to be listed on the Toronto Stock Exchange under the symbol "TIW" and on the NASDAQ market under the symbol "TIWI". The NASDAQ will however append a "D" to the ticker ("TIWID") for the first 20 trading days on consolidated basis.

Following the consolidation, the number of issued and outstanding common shares will be reduced from 467,171,850 to approximately 93,434,370 while the number of issued and outstanding preferred shares will remain unchanged at 35,000,000 but their conversion ratio will be changed from 1 common share for each preferred share to 1 common share for 5 preferred shares.

FORWARD-LOOKING STATEMENTS

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

ABOUT TIW

TIW is a leading cellular operator in Central and Eastern Europe with almost 4.1 million managed subscribers. TIW is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Eesky Mobil a.s. The Company's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

                                     - 30 -


FOR INFORMATION:
----------------

MEDIA:                                    INVESTORS:
MARK BOUTET                               SERGE DUPUIS
Telesystem International Wireless Inc.    Telesystem International Wireless Inc.
Tel.: (514) 673-8406                      Tel.: (514) 673-8443
mboutet@tiw.ca                            sdupuis@tiw.ca

Our web site address is: www.tiw.ca



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                                                                    EXHIBIT 99.3

                                                                     [LOGO(TIW)]
PRESS RELEASE
FOR IMMEDIATE PUBLICATION

                            SUBSIDIARY OF TIW CLOSES
                          US$225 MILLION NOTE OFFERING

MONTREAL, CANADA, JUNE 27, 2003 - Telesystem International Wireless Inc. ("TIW") announces that its indirect subsidiary, MobiFon Holdings B.V. ("MobiFon Holdings"), has closed its US$225,000,000 issue of 12.5% Senior Notes ("Notes") due 2010. The Notes were sold at 97.686% of par for a yield to maturity of 13%.

Net proceeds from the offering were US$ 211.6 million of which US$ 28.1 million were used to establish a debt service reserve account. Substantially all of the remaining net proceeds will be used to repay intercompany loans made to MobiFon Holdings by ClearWave N.V. ("ClearWave"), MobiFon Holding's parent company and a majority-owned subsidiary of TIW. ClearWave will use the funds it receives from MobiFon Holdings to repay outstanding indebtedness to TIW and to make distributions to its shareholders.

TIW will use the funds it receives from ClearWave and its available cash resources to redeem in full its outstanding 14% Senior Guaranteed Notes due December 2003. TIW expects to complete the redemption of its 14% Senior Guaranteed Notes by the end of July 2003.

"The closing of this offering completes TIW's recapitalization begun in 2001 and removes the going concern uncertainty related to the company," said Andre Gauthier, Vice-President and Chief Financial Officer of TIW. "TIW is now fully funded with two strong performing operations and will be essentially debt free at the corporate level" added Andre Gauthier.

The Notes have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the U.S. absent an applicable exemption from the registration requirements of the Act. The Notes will be offered in other jurisdictions in accordance with rules permitting offerings to professional investors or on a restricted basis.